UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Stone Point Credit Income Fund

(Name of Subject Company (Offeror and Issuer))

Stone Point Credit Income Fund

(Name of Filing Persons (Issuer))

Common Shares, $0.001 par value per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Brian J. Rooder
20 Horseneck Lane

Greenwich, CT 06830
(203) 340-8763
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

With a copy to:

William J. Bielefeld
Matthew J. Carter
Dechert LLP
1900 K Street, NW
Washington, DC 20006

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

FIRST AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 15, 2026 by Stone Point Credit Income Fund (the “Fund”) in connection with an offer by the Fund to purchase up to 687,964 of its outstanding common shares (the “Shares”) at a price equal to the net asset value per Share as of June 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase and related letter of transmittal (the “Offer to Purchase” and the tender offer made thereby, the “Offer”).

This Amendment No. 1 to the Statement is being filed pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, (“Rule 13e-4”) to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is provided pursuant to Rule 13e-4:

1.	The Fund has received the final results of the Offer, which expired at 5:00 p.m., Eastern Time, on June 16, 2026.

2.	A total of 2,573.844 Shares, or 0.02% of Shares outstanding as of March 31, 2026, were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund has accepted all repurchase requests for the total number of shares tendered.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONE POINT CREDIT INCOME FUND

By:	/s/ Steven P. Henke
Name:	Steven P. Henke
Title:	Chief Financial Officer

Dated: June 25, 2026